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                              June 6, 2024

       Kambiz Mahdi
       Chief Executive Officer
       Clean Energy Technologies, Inc.
       1340 Reynolds Ave, #120
       Irvine, CA 92614

                                                        Re: Clean Energy
Technologies, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-275127

       Dear Kambiz Mahdi:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 29, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-3 filed May 10, 2024

       Cover Page

   1. We note that you have included disclosure on your prospectus cover page and elsewhere in your filing that
suggests that Shuya continues to be a VIE, such as your disclosure that your PRC Subsidiaries
 and the VIE    could be adversely affected by uncertainties with
                                                        respect to the Chinese
legal system. Please revise your disclosure throughout your filing to clarify whether Shuya
is still a VIE.
   2. We note your response to prior comment 1. Please revise your disclosure here and in your risk factor discussion
under    The approval or record filing of the CSRC, CAC, or other
                                                        PRC government
authorities may be required in connection with this offering and our future capital raising
activities under the PRC laws    to disclose whether the majority of
                                                        your revenues are
derived from your natural gas trading operations in China.
 Kambiz Mahdi
Clean Energy Technologies, Inc.
June 6, 2024
Page 2
Prospectus Summary, page 2

3. We note your disclosure on your prospectus cover page that throughout this prospectus,
         unless the context requires otherwise, (i)    the Company,       we,
    us    and    our    refer to
         Clean Energy Technologies, Inc. on a consolidated basis with its wholly-owned
         subsidiaries, (ii)    the PRC Subsidiaries    refers specifically to
those wholly-owned
         subsidiaries of yours located in the People   s Republic of China
(including Hong Kong)
         and identified in the corporate structure diagram in the Prospectus Summary, and (iii)
            Shuya    or    the VIE    refers specifically to Sichuan Hongzuo
Shuya Energy Limited.
         However, we note that you discuss your business activities under Company Overview without referring specifically to your business activities attributable to Shuya. Please revise.
General

4. Please provide us with your analysis regarding how the company meets the eligibility requirements to file on Form S-3. It does not appear that the company filed in a timely manner all reports required to be filed in the past 12 months as required by General
         Instruction I.A.3(b) of Form S-3. We note the company was not timely in filing its annual report on Form 10-K for the fiscal year ended December 31, 2023. We also note your disclosure that on January 1, 2024, and effective on the same date, JHJ, SSET and
         Xiangyueheng entered into the Agreement on the Termination of the Concerted Action
         Agreement pursuant to which the parties released each other from any and all obligations under the Concerted Action Agreement. However, we note that the company did not file a current report on Form 8-K to report the execution of this agreement under Item 1.02. As a result, it does not appear that the company has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement as required by General
         Instruction I.A.3(a) of Form S-3.
Exhibits

5. We note that you have incorporated by reference your amended Form 10-K for the fiscal year ended December 31, 2023 that includes an audit report by Fruci & Associates II,
         PLLC dated April 17, 2023. Please file a consent from such firm. Refer to Rule 436.
6.     We note your response that PRC counsel   s consent is filed as Exhibit
23.3. We also note
       that Exhibit 23.3 suggests in the opening paragraph and elsewhere that it constitutes
FirstName LastNameKambiz Mahdi
       counsel   s opinion. However, it does not appear that any opinion is being provided in
Comapany    NameClean
       Exhibit          Energy
               23.3. Please     Technologies,
                            obtain             Inc. from PRC counsel that does
not suggest that
                                   a revised consent
June 6,such
        2024exhibit
             Page 2includes an opinion of counsel.
FirstName LastName
 Kambiz Mahdi
FirstName  LastNameKambiz    Mahdi
Clean Energy  Technologies, Inc.
Comapany
June 6, 2024NameClean Energy Technologies, Inc.
June 6,
Page 3 2024 Page 3
FirstName LastName
       Please contact Liz Packebusch at 202-551-8749 or Laura Nicholson at 202-551-3584
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:      Fang Liu